File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 (Names and address of foreign utility company)

          Kompania di Distribushon di Awa i Electrisidat di Korsou N.V.
                               Pater Eeuwensweg 1
                          Curacao, Netherlands Antilles

                      (Name and address of filing company)

                               Mirant Corporation
                     1155 Perimeter Center West - Suite 100
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

Kompania di Distribushon di Awa i Elektrisidat di Korsou N.V., a limited liability company organized and existing under the laws of The Netherlands Antilles ("KODELA"), owns and operates an electricity and water distribution system located at Curacao, The Netherlands Antilles. KODELA owns and/or operates 12 wind powered electric generating units comprising approximately 3 MWs of electric generating capacity and operates 24 electric generating units comprising approximately 181.2 MWs of electric generating capacity. KODELA also purchases electric power and water from various sources located on the island of Curacao, Netherlands Antilles. The address of KODELA is Pater Eeuwensweg 1,
Curacao, Netherlands Antilles. A 100% interest in KODELA is held by Integrated Utility Holding, N.V., an indirect, partially-owned subsidiary of Mirant Corporation.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Mirant Corporation



                                    By:     /S/ Elizabeth B. Chandler
                                            ---------------------------
                                            Elizabeth B. Chandler
                                            Vice President


Date:  February 4, 2002